Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Country of Incorporation	% Owned
Peak Gold 3 Ltd	The British Virgin Islands (“BVI”)	100
Success Gold 8 Ltd.	BVI	100
Diamond Crest Holdings Ltd.	BVI	100
PIL (Mauritius) Ltd.	Mauritius	100
Semicycle Resources (S) Pte Ltd.	Singapore	100
Semicycle Resources SDN BHD.	Malaysia	100
Peak Plastic & Metal Products (International) Ltd.	Hong Kong	100
Semicycle Hong Kong Ltd.	Hong Kong	100
Peak International Inc.	The United States of America (“USA”)	100
Peak Plastics, Inc.	USA	100
Luckygold 168J Ltd.	BVI	100
Best Luck 9 Ltd.	BVI	100
Peak Resources Singapore Pte Ltd.	Singapore	100
Peak Semiconductor Packaging SDN BHD	Malaysia	100
Peak International (Asia) Ltd.	Hong Kong	100
Peak China Property Ltd	BVI	100
Peak Semiconductor Packaging Products (Shenzhen) Co. Ltd.	The PRC	100